Exhibit 99.2

Liberty Interactive Corporation

Reconciliation of Liberty Interactive Corporation ("LINT") Net Assets and

Net Earnings to Liberty Interactive LLC ("LINT LLC") Net Assets and Net Earnings

June 30, 2015 (unaudited)

amounts in millions

Liberty Interactive Corporation Net Assets	$5,727
Reconciling items:
LINT put option obligations	—
LINT LLC Net Assets	$5,727

Liberty Interactive Corporation Net Earnings	$410
Reconciling items:
General and administrative expenses	—
Liberty Interactive LLC Net Earnings	$410